02 OCT -9 AM 9:36

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

02055310

File No. 82-4959

Date: 30 SEP 2002

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 10/10

File No. 82-4959

MASNET No. 109 OF 30.09.2002
Announcement No. 109

ALLGREEN PROPERTIES LIMITED

GRANT OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce that options to subscribe for an aggregate of 11,626,000 shares of S$0.50 each representing 1.11% of the issued share capital of the Company, have been granted to eligible persons on 26 September 2002 pursuant to the Allgreen Share Option Scheme 2002. This Share Option Scheme was approved by shareholders on 17 May 2002.

The above options have been granted to 374 employees and directors of the Allgreen group, representing 62% of the total staff strength.

Out of the above 11,626,000 options granted, a total of 4,481,000 options have been granted to the Directors of the Company as follows:-

Name of Director	No. of Options
Mr Goh Soo Siah	2,110,000
Mr Andrew Choo Hoo	536,000
Mr Khor Thong Meng	635,000
Mr Edward Kuok Khoon Loong	200,000
Mdm Kuok Oon Kwong	200,000
Mr Jimmy Seet Keong Huat	200,000
Mr Keith Tay Ah Kee	200,000
Mr Teo Joo Kim	200,000
Mr Wan Fook Kong	200,000
Total	4,481,000

The above options are exercisable at the subscription price of S$0.95 per share of the Company (as determined in accordance with the rules of the Allgreen Share Option Scheme 2002 as approved by the SGX.)

By Order of the Board

Submitted by Ms Isoo Tan, Company Secretary on 30/09/2002 to the SGX

File No. 82-4959

MASNET No. 112 OF 30.09.2002
Announcement No. 112

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Interests - Options

Name of director:	Goh Soo Siah
Date of notice to company:	28/09/2002
Date of change of interest:	27/09/2002
Name of registered holder:	Goh Soo Siah
Circumstance(s) giving rise to the interest: Please specify details:	Others Acceptance of share options granted

Information relating to shares held in the name of the registered holder: -

No. of options which are the subject of the transaction:	2,110,000
% of issued share capital:	0.2
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.00 for the grant of options (exercise price at S$0.95 per share)
No. of options held before the transaction:	0
% of issued share capital:	0
No. of options held after the transaction:	2,110,000
% of issued share capital:	0.2

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of options held before the transaction:	0	0
% of issued share capital:	0	0
No. of options held after the transaction:	0	2,110,000
% of issued share capital:	0	0.2
Total shares:	0	2,110,000

No. of Warrants
No. of Options: 2,110,000
No. of Rights
No. of Indirect Interest

Submitted by Ms Isoo Tan, Company Secretary on 30/09/2002 to the SGX

File No. 82-4959

MASNET No. 113 OF 30.09.2002
Announcement No. 113

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Interests - Options

Name of director:	Khor Thong Meng
Date of notice to company:	30/09/2002
Date of change of interest:	27/09/2002
Name of registered holder:	Khor Thong Meng
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Acceptance of share options granted

Information relating to shares held in the name of the registered holder: -

No. of options which are the subject of the transaction:	635,000
% of issued share capital:	0.06
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.00 for the grant of options (exercise price at S$0.95 per share)
No. of options held before the transaction:	0
% of issued share capital:	0
No. of options held after the transaction:	635,000
% of issued share capital:	0.06

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of options held before the transaction:	0	0
% of issued share capital:	0	0
No. of options held after the transaction:	0	635,000
% of issued share capital:	0	0.06
Total shares:	0	635,000

No. of Warrants
No. of Options : 635,000
No. of Rights
No. of Indirect Interest

Submitted by Ms Isoo Tan, Company Secretary on 30/09/2002 to the SGX

MASNET No. 114 OF 30.09.2002
Announcement No. 114

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Interests - Options

Name of director:	Keith Tay Ah Kee
Date of notice to company:	30/09/2002
Date of change of interest:	28/09/2002
Name of registered holder:	Keith Tay Ah Kee
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Acceptance of share options granted

Information relating to shares held in the name of the registered holder: -

No. of options which are the subject of the transaction:	200,000
% of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.00 for the grant of options (exercise price at S$0.95 per share)
No. of options held before the transaction:	0
% of issued share capital:	0
No. of options held after the transaction:	200,000
% of issued share capital:	0.02

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of options held before the transaction:	0	0
% of issued share capital:	0	0
No. of options held after the transaction:	0	200,000
% of issued share capital:	0	0.02
Total shares:	0	200,000

No. of Warrants
No. of Options : 200,000
No. of Rights
No. of Indirect Interest

Submitted by Ms Isoo Tan, Company Secretary on 30/09/2002 to the SGX

MASNET No. 116 OF 30.09.2002
Announcement No. 116

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Interests - Options

Name of director:	Wan Fook Kong
Date of notice to company:	30/09/2002
Date of change of interest:	30/09/2002
Name of registered holder:	Wan Fook Kong
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Acceptance of share options granted

Information relating to shares held in the name of the registered holder: -

No. of options which are the subject of the transaction:	200,000
% of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.00 for the grant of options (exercise price at S$0.95 per share)
No. of options held before the transaction:	0
% of issued share capital:	0
No. of options held after the transaction:	200,000
% of issued share capital:	0.02

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of options held before the transaction:	0	0
% of issued share capital:	0	0
No. of options held after the transaction:	0	200,000
% of issued share capital:	0	0.02
Total shares:	0	200,000

No. of Warrants
No. of Options : 200,000
No. of Rights
No. of Indirect Interest

Submitted by Ms Isoo Tan, Company Secretary on 30/09/2002 to the SGX